Room 4561

April 6, 2006

Mr. S. Steven Singh
Chief Executive Officer
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, WA 98052

> **Re: Concur Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 14, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Filed February 8, 2006**
> **Form 8-K Filed November 9, 2005**
> **Form 8-K Filed January 25, 2006**
> **File No. 000-25137**

Dear Mr. Singh:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Consolidated Statements of Operations, page 39

1.   Tell us how you considered the guidance in Rule 5-03 of Regulation S-X which
        states that if income is derived from more than one of the sub-captions described

under Rule 5-03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under Rule 5-03.2 shall be combined in the same manner.

Note 6. Income Taxes, page 55

2.	We note that the Company continues to recognize a full valuation for your net deferred tax asset balance as "sufficient uncertainty exists regarding the ability to realize such tax assets in the future". You further indicate that the relatively short history of your subscription model makes your future taxable position difficult to evaluate. Your disclosures in MD&A, however, indicate that the subscription model provides more stable and predictable revenues and operating results and you expect your subscription revenues to increase in fiscal 2006. We also note that you have been offering these subscription services since 1999. Please reconcile these disclosures and explain how the Company applied the guidance in paragraph 17(e) of SFAS 109 in determining that it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.

Item 9A. Controls and Procedures, page 63

3.	We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, [your] disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act." Clarify, if true, that at as of September 30, 2005 and December 31, 2005 your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act was accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Tell us what consideration you gave to including this information in your periodic filings. We refer you to Exchange Act Rule 13a-15(e).

Certifications Pursuant to Securities Exchange Act Rule 13a-14(a), Exhibits 31.01 and 31.02

4.	We note that paragraph 4 of your certifications required by Exchange Act Rule 13a-14(a) appear to be inconsistent with the form provided in Exhibit 31 of Item 601 of Regulation S-K and SEC Release No.33-8238. Please explain how you concluded that these certifications are in compliance with this guidance. You may also contact the Staff to discuss how you may rectify these disclosures.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Item 4. Controls and Procedures, page 25

5.   We note your statement that "any system of controls, including disclosure
        controls and procedures and internal controls over financial reporting, however
        well designed and operated, can provide only reasonable, and not absolute,
        assurance that the objectives of the system are met." Clarify, if true, that your
        disclosure controls and procedures were designed to provide reasonable assurance
        of achieving their objectives and that your chief executive officer and chief
        financial officer concluded that your disclosure controls and procedures were
        effective at that reasonable assurance level as of December 31, 2005. Tell us how
        you considered disclosing this information under Item 4. We refer you to Section
        II.F.4 of Management's Reports on Internal Control over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at <http://www.sec.gov/rules/final/33-
        8238.htm>.

Form 8-K Filed November 9, 2005 and Form 8-K Filed January 25, 2006

6.   Tell us what consideration you have given to including the disclosures required by
        Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the FAQ
        Regarding the Use of Non-GAAP Financial Measures. At a minimum, tell us
        what consideration you gave to disclosing the substantive reasons why you
        believe that presentation of the non-GAAP financial measures provide useful
        information to investors and, to the extent material, the additional purposes(s) for
        which you use the non-GAAP financial measure. For instance, explain why
        management believes that compensation expense is not indicative of the
        Company's core operating results. Such disclosures regarding the usefulness of
        the non-GAAP measures should separately address each of the measures created
        by your presentation. Please explain to us how you considered separately
        addressing these disclosure requirements for each non-GAAP measure in your
        current presentation.

7.   Also, tell us what consideration you have given to including a quantitative
        reconciliation of the differences between each of the non-GAAP financial
        measure disclosed with the most directly comparable GAAP financial measure
        pursuant to 10(e)(1)(B) of Regulation S-K.

                                        ******

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. You may wish to provide us with marked copies of the

amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief